October 13, 2016
Evolent Health, Inc.
Form 8-K dated August 4, 2016
Filed August 4, 2016
File No. 001-37415

Dear Mr. Gordon:

We refer to the letter dated September 28, 2016 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Evolent Health, Inc., a Delaware corporation (the “Company”), setting forth the comment of the staff of the Commission (the “Staff”) with respect to the Company’s Current Report on Form 8-K, filed on August 4, 2016, File No. 001-37415 (the “Form 8-K”).  Set forth below in bold font is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto.

FORM 8-K FILED ON AUGUST 4, 2016

Exhibit 99.1

1.	Reference is made to your disclosures on page 12 related to the calculation of adjusted weighted-average common shares to include all dilutive or potentially dilutive shares over the respective periods including in periods of loss. It appears these adjustments to weighted-average common shares have an anti-dilutive effect due to the losses you incurred on an adjusted basis, which substitutes an individually tailored accounting principle for the one in GAAP. Please remove this presentation in future earnings releases. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In the Form 8-K, the Company makes three adjustments to arrive at adjusted weighted average common shares.  These adjustments are presented in the Company’s reconciliation of adjusted weighted average common shares to GAAP diluted weighted average common shares on page 13 of the Company’s earnings release dated August 4, 2016, filed as Exhibit 99.1 to the Form 8-K and include the following: (1) an adjustment for outstanding restricted stock and restricted stock units, (2) an adjustment for outstanding options and (3) an adjustment to reflect the assumed exchange of the Company’s outstanding Class B common shares (together with the outstanding Class B common units of Evolent Health LLC, the Company’s operating subsidiary) on a one-for-one basis for Class A common shares of the Company.

With respect to the first two adjustments, in response to the Staff’s comment the Company confirms that it will remove these adjustments in future earnings releases for periods of net loss.

However, with respect to the third adjustment, the Company respectfully submits that reflecting the assumed exchange of the Company’s Class B common shares (together with the outstanding Class B common units of Evolent Health LLC) for an equal number of Class A common shares in its presentation of adjusted weighted average common shares is appropriate and not misleading.  This presentation allows the Company to present its core operating performance distributed among all of its equity investors, which is not represented by the Company’s presentation of GAAP results due to the Company’s complex equity capital structure.

In connection with the Company’s initial public offering (the “IPO”) in June 2015, the Company effected a reorganization to establish an “Up-C” structure (the “Offering Reorganization”).  As a result of the Offering Reorganization, the Company created two classes of common stock, Class A common stock and Class B common stock.  The Class A common stock was offered to the public in the Company’s IPO.  In connection with the Offering Reorganization, shares of the Company’s Class B common stock were issued, together with an equal number of Class B common units of Evolent Health LLC, to three of the historic owners of the Company’s business.  Following the IPO and the Offering Reorganization, the Company is a holding company and its only business is to act as sole managing member of Evolent Health LLC, the Company’s operating subsidiary.

Pursuant to the terms of an exchange agreement entered into at the time of the Offering Reorganization, each share of the Company’s Class B common stock, together with one Class B common unit of Evolent Health LLC, can be exchanged for one share of the Company’s Class A common stock and is otherwise non-transferrable.  The Class A common units and Class B common units of Evolent Health LLC entitle their holders to equivalent economic rights, meaning an equal share in the profits and losses of, and distributions from, Evolent Health LLC.  Because the Company owns 100% of the Class A common units of Evolent Health LLC, which at any time are equal in amount to the number of outstanding shares of Class A common stock of the Company, and because each share of the Company’s Class B common stock, together with one Class B common unit of Evolent Health LLC, can be exchanged for one share of the Company’s Class A common stock as described above, each share of the Company’s Class B common stock (together with one Class B common unit of Evolent Health LLC) is the economic equivalent of one share of the Company’s Class A common stock.  Each share of the Company’s Class B common stock (together with one Class B common unit of Evolent Health LLC) is also the voting equivalent of one share of the Company’s Class A common stock.  Each share of the Company’s Class A common stock and each share of the Company’s Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders.  Holders of the Company’s Class A common stock and Class B common stock vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law.

As a result of the factors discussed in the preceding paragraphs, the Company believes that reflecting the assumed exchange of the Company’s Class B common shares (together with the outstanding Class B common units of Evolent Health LLC) for an equal number of Class A common shares in its presentation of adjusted weighted average common shares is appropriate and not misleading.  The Company has considered Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 (“Question 100.04”).  The Company does not view its proposed presentation of adjusted weighted average common shares as an individually tailored recognition or measurement method that violates Rule 100(b) of Regulation G.

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Please contact me at (212) 474-1131 with any questions regarding the above response.

Very truly yours,

/s/ William V. Fogg
William V. Fogg

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Nicholas McGrane
Chief Financial Officer
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia  22203

BY EDGAR; FED EX